REXAM

RECEIVED

2007 DEC 27 A 8:15

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

SUPPL

FILE NO. 82-3

07028742

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REGISTERED IN ENGLAND NUMBER 191285

REXAM

news bulletin

No 38: 13 December 2007 o Published by Group Communications

FILE 82-3

Rexam Pre Close trading statement

Today, Rexam released its Pre Close trading statement. This is what we reported:

Underlying trading for the second half of 2007 is anticipated to be broadly in line with management's expectations at the time of Rexam's Interim Results announcement, excluding the impacts of foreign exchange and a one-off fair value inventory adjustment arising on the acquisition of O-I Plastics.

Beverage Cans is performing well, driven by strong volume growth in Europe and South America, with good pricing and improved mix in Europe. Volume growth in Brazil has been mitigated by the Brazilian Real which has strengthened against the US dollar by approximately 10% in the second half, which increased local currency costs on translation.

The North American business is recovering from the effects of the strike in the first half. Our growth capex programme is well on track, despite start up delays in our new end manufacturing plant in Manaus, Brazil.

Plastic Packaging is seeing a continuation of the trends experienced in the first half. Growth in Pharma is driving performance in the Healthcare division. In Personal Care, the strong performance in Dispensing Systems and the recovery of Make up partially offset softer volumes in Home and Personal Care. Lower demand in North America is affecting trading in the Closures division.

In the second half, the US dollar has continued to weaken against sterling, and this will affect our reported results due to the translation impact on our US dollar earnings. In addition, energy and freight costs have been affected by the higher price of oil and this is expected to continue into 2008.

The integration of O-I Plastics, acquired in July 2007, is proceeding well and is set to deliver the expected synergies from 2008 onwards. However, the 2007 operating profit for O-I Plastics will be affected by an estimated additional £5m fair value inventory accounting charge arising on acquisition.

Rexam will announce its preliminary results for the year ending 31 December 2007 on 20 February 2008.

Leslie Van de Walle

CEO

END